SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Alliance Fiber Optic Products, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

018680306

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No. 018680306

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hon Hai Precision Industry Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Taiwan, R.O.C.
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 018680306

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Foxconn Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

Item 1.

(a) Name of Issuer

Alliance Fiber Optic Products, Inc.

(b) Address of Issuer’s Principal Executive Offices

275 Gibraltar Drive, Sunnyvale, CA 94089

Item 2.

(a)-(c) This Statement is filed by:

Hon Hai Precision Industry Co., Ltd. and Foxconn Holding Limited.

The Address of the Principal Business Office of Hon Hai Precision Industry Co., Ltd. is 2 Tzu Yu Street, Tucheng City, Taipei Hsien, Taiwan, R.O.C. and the Address of the Principal Business Office of Foxconn Holding Limited is 2 Tzu Yu Street, Tucheng City, Taipei Hsien, Taiwan, R.O.C.; Hon Hai Precision Industry Co., Ltd. is a Taiwan, R.O.C. corporation and Foxconn Holding Limited is a British Virgin Islands company.

Each of Hon Hai Precision Industry Co., Ltd. and Foxconn Holding Limited is individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

018680306

Item 3.

Inapplicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See Row 9 of each Reporting Person’s cover sheet for the amount beneficially owned by the respective Reporting Person.

(b) Percent of class: See Row 11 of each Reporting Person’s cover sheet for the percentage of class beneficially owned by the respective Reporting Person.

(c) Number of shares as to which the person has sole and/or shared voting and dispositive power: See Rows 5-8 of each Reporting Person’s cover sheet for the voting and dispositive power of the respective Reporting Person.

Hon Hai Precision Industry Co., Ltd. expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

Item 5. Ownership of Five Percent or Less of a Class

On June 6, 2016, Foxconn Holding Limited tendered all shares of Common Stock it owned in the Issuer as part of a cash tender offer. The cash tender offer was commenced by Apricot Merger Company in connection with the Agreement and Plan of Merger, dated April 7, 2016, between the Issuer, Corning Incorporated and Apricot Merger Company, a wholly-owned subsidiary of Corning Incorporated.

As of the date hereof, each of the Reporting Persons is no longer the beneficial owner of any shares of Common Stock of the Issuer.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Exhibit A attached hereto relating to the Common Stock disposed of by direct holder Foxconn Holding Limited, which is a subsidiary of Hon Hai Precision Industry Co., Ltd.

Item 8. Identification and Classification of Members of the Group

Each Reporting Person expressly disclaims any assertion or presumption that it and/or the other person on whose behalf this statement is filed constitute a “group.” The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a “group” consisting of one or more of such persons. A copy of the Agreement Relating to Joint Filing of Schedule 13G is attached hereto as Exhibit B.

Item 9. Notice of Dissolution of Group

Inapplicable.

Item 10. Certification

Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

Hon Hai Precision Industry Co., Ltd.

By:	/s/ Teh-Tsai Huang
Teh-Tsai Huang

Foxconn Holding Limited

By:	/s/ Yu Huang, Chiu-Lian
Yu Huang, Chiu-Lian